Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is shown below:

	Six Months Ended March 31, 2012 (b)		Year Ended September 30,
			2011 (c)		2010 (c)		2009 (c)	2008	2007
	(in millions)
Income (loss) from continuing operations, before taxes	$(14.8)		$(13.0)		$(2.9)		$(940.8)	$91.3	$53.1

Fixed charges:
Total interest including amortization of debt premium and issue costs and amounts capitalized	$31.3		$65.9		$68.3		$80.0	$77.5	$90.8
Implicit interest in rent expense	1.4		2.8		3.0		4.1	3.6	2.7

Total fixed charges	$32.7		$68.7		$71.3		$84.1	$81.1	$93.5

Earnings before income or loss from equity earnings plus fixed charges less capitalized interest	$17.9		$55.7		$68.4		$(856.7)	$172.4	$146.6

Ratio of earnings to fixed charges (a)	N/A	(b)	N/A	(c)	N/A	(c)	N/A (c)	2.1	1.6

(a)	For these ratios, “earnings” represents income (loss) from continuing operations before income taxes plus fixed charges. “Fixed charges” is the sum of interest expense, capitalized interest, amortization of debt discount or premium, amortization of capitalized expenses related to debt and an estimate of the interest component of rent expense.
(b)	Due to losses in the six months ended March 31, 2012, the ratio of earnings to fixed charges for that period was less than 1.0. The deficiency of earnings to total fixed charges was $14.8 million.
(c)	Due to losses in the years ended September 30, 2011, 2010 and 2009, the ratio of earnings to fixed charges for those years was less than 1.0. The deficiency of earnings to total fixed charges was $13.0 million, $2.9 million and $940.8 million for the years ended September 30, 2011, 2010 and 2009, respectively.